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                                                                    EXHIBIT 99.2
                  INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The executive officers of ASARCO and Cyprus Amax and the members of the ASARCO and Cyprus Amax boards of directors have interests in the business combination that are different from, or in addition to, the interests of stockholders generally. Several executive officers of ASARCO and Cyprus Amax, including some officers who are also directors, have employment or severance agreements and are or may become entitled to specific benefits under employee benefit plans as a result of the business combination. Each of the employee-directors of ASARCO and Cyprus Amax may be entitled to receive compensation if the business combination is completed. The ASARCO and Cyprus Amax boards of directors were aware of and discussed these potentially conflicting interests when they approved the business combination.

ASARCO Employment Agreements

     ASARCO has entered into change of control employment agreements with nine of its executive officers, including Messrs. McAllister, Morano, Dowd, Kinsolving and Paul, which provide for severance payments following termination of their employment with ASARCO. The employment agreements are for a term of one year, renewable automatically on a year-to-year basis unless terminated by ASARCO at least nine months prior to the anniversary date. The employment agreements continue in effect for not less than three years following occurrence of a change of control of ASARCO. The ASARCO merger will constitute a change of control for purposes of the ASARCO employment agreements.

     If, as a result of a change in control, the executive's employment is involuntarily terminated within three years of the change of control, the executive is entitled to receive from ASARCO as severance pay a lump-sum payment equal to the total of three times such executive's:

     .    annual base salary,

     . average incentive compensation payments received for the highest of either the three-year or five-year period immediately preceding the date of termination or the change of control, and

     . the annual cost to ASARCO of certain benefits such executive is entitled to receive immediately preceding the date of termination.

     Involuntary termination following a change of control includes instances where:

     . the executive's responsibilities or status are materially diminished without his consent,
     . the executive's annual base salary is reduced or not increased by a minimum percentage following a change of control, or the executive is not paid an annual bonus in accordance with bonus policies in effect prior to the change of control,
     . ASARCO (or a successor) fails to continue any incentive, bonus, compensation, pension or other employee benefit plan prior to or following the change of control,
     . ASARCO's principal executive offices are relocated outside the Borough of Manhattan,
     .    the executive's vacation days are reduced,
     . ASARCO (or a successor) fails to pay the executive's compensation or deferred compensation, or
     . the successor corporation does not assume and agree to perform the employment agreement.

     The executive would also be entitled to continuation of health and other insurance benefits for a period of three years following termination. Upon such a termination after a change of control, each executive is also entitled to payment from ASARCO of the value of the executive's stock options. The amount of the severance payment from ASARCO will also include any amount necessary to make whole the executive with respect to any excise taxes imposed by section 4999 of the Internal Revenue Code in respect of the payments described above.

     The amounts Messrs. McAllister, Morano, Dowd, Kinsolving and Paul would receive (exclusive of amounts payable under ASARCO's non-qualified supplemental retirement benefit plans which are separately

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described below) if their employment were involuntarily terminated immediately following approval of the ASARCO merger proposal by ASARCO stockholders including the estimated payment for excise taxes imposed by section 4999 of the Internal Revenue Code are $4.99 million; $2.54 million; $1.32 million; $2.08 million; and $1.28 million, respectively. The aggregate amount the four other executive officers with change of control employment agreements would receive if their employment were involuntarily terminated immediately following approval of the ASARCO merger proposal by ASARCO stockholders is $4.95 million. As provided for in the merger agreement, Mr. McAllister will serve as President and Co-Chief Executive Officer of Asarco Cyprus and Mr. Morano will serve as Executive Vice President and Chief Financial Officer of Asarco Cyprus following the mergers.

ASARCO Stock Based Plans

     When ASARCO stockholders approve the ASARCO merger proposal, all outstanding options awarded prior to the announcement of the proposed ASARCO merger will become fully vested and exercisable. Any option that is not exercised before the date the ASARCO merger becomes effective will be converted into an immediately exercisable option to purchase the number of shares of Asarco Cyprus common stock equal to the number of shares of ASARCO common stock which could have been obtained upon the exercise of the option immediately prior to the time the ASARCO merger becomes effective.

     The estimated number of ASARCO shares underlying unvested options that will become exercisable by Messrs. McAllister, Morano and Dowd as a result of the approval of the ASARCO merger proposal by ASARCO stockholders is 22,000; 3,000; and 11,000, respectively. Messrs. Kinsolving and Paul do not hold any unvested options. The estimated aggregate number of ASARCO shares underlying unvested options that will become exercisable by all other executive officers as a result of the approval of the ASARCO merger proposal by ASARCO stockholders is 7,800.

     In addition, upon stockholder approval of the ASARCO merger proposal, all outstanding awards of restricted stock will become fully vested. The number of ASARCO shares awarded as restricted stock to Messrs. McAllister, Morano, Dowd, Kinsolving and Paul that will vest as a result of stockholder approval of the ASARCO merger proposal is 31,820; 17,520; 6,440; 8,340; and 5,460, respectively, and 19,270 for all other executive officers.

Other ASARCO Plans

     ASARCO Supplemental Retirement Benefit Plan

     The supplemental retirement benefit plan is a non-qualified supplemental retirement benefit plan under which any benefits not payable under ASARCO's tax qualified pension plans because of limitations imposed by the Internal Revenue Code, or due to the deferrals of salaries made under ASARCO's deferred income benefit system and the compensation deferral plan are paid from ASARCO's general corporate funds. The supplemental retirement benefit plan provides that the participants, including the executives named above, will receive a lump sum payment of their accrued benefits under the plan, discounted for present value, when a change of control occurs. The business combination will constitute a change of control for the purposes of the supplemental retirement benefit plan. Unless participants waive their rights to immediate payment under the plan, they will receive their benefits in a lump sum payment immediately following stockholder approval of the ASARCO merger.

     ASARCO Supplemental Pension Plan for Designated Officers Hired in Mid-
Career

     The supplemental pension plan for designated officers hired in mid-career provides supplemental retirement benefits for officers holding the rank of vice president or higher who are determined by the compensation committee of ASARCO to have

     . prior business or professional experience valuable to ASARCO and relevant to the positions for which they were employed by ASARCO, and

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     .    who at retirement or termination of employment with the consent of
          ASARCO will have been an employee of ASARCO as a vice president or higher for 10 years or more.

     The supplemental pension plan for designated officers hired in mid-career provides for annual benefits equal to 55% of the executive's final average compensation which is the average of the sixty highest monthly amounts of the executive's compensation in the 120 months preceding his retirement or termination. This amount will be reduced by any benefits payable by ASARCO or any other employer under any other pension plan not attributable to the employee's contributions, and by all Social Security benefits payable at the time of retirement or early termination.

     The supplemental pension plan for designated officers hired in mid-career provides that the executives will receive a lump sum payment of their accrued benefits under the plan, discounted for present value and early commencement of benefits, when a change of control occurs. The business combination will constitute a change of control for purposes of the supplemental pension plan. Unless participating executives waive their right to immediate payment under the plan, they will receive their benefits in a lump sum payment immediately following stockholder approval of the ASARCO merger.

     Deferred Compensation Plans

     The Deferred Fee Plan for Directors permits non-employee directors, and the Compensation Deferral Plan permits eligible employees of ASARCO, to defer payment of portions of their compensation until retirement or termination from ASARCO. ASARCO also maintains a Directors' Deferred Payment Plan for non-employee directors which provides for deferred benefits payable following termination of service. Each of the plans provide that plan participants will receive a lump sum payment of the value of their account upon a change of control of ASARCO. The approval of the ASARCO merger proposal by stockholders of ASARCO will constitute such a change of control. Unless participants waive their rights to immediate payment under the plans, they will receive their account balances under the plans in a lump sum payment immediately following stockholder approval of the ASARCO merger.

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Indemnification and Insurance

     The merger agreement requires Asarco Cyprus to provide officers and directors of ASARCO and Cyprus Amax with liability insurance arrangements that are at least comparable to those in effect at the time the merger agreement was signed for a period of three years following the business combination. Asarco Cyprus will not be required to expend in my one year more than 150% of the annual premiums currently paid by ASARCO or Cyprus Amax, as the case may be. If the annual premiums of such insurance coverage exceed the 150%, limit, Asarco Cyprus only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Asarco Cyprus is entitled to meet these obligations by covering the relevant persons under its own insurance policies. The merger agreement also requires Asarco Cyprus to indemnify officers and directors of ASARCO and Cyprus Amax to the fullest extent permitted by applicable law, and to the same extent that they were indemnified while working on behalf of Cyprus Amax or ASARCO, for a period of six years following the business combination. See "The Merger Agreement--Indemnification, Directors' and Officers' Insurance."

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Stock Options and Other Stock-Based Awards

     At the time the mergers become effective, each outstanding option and related stock appreciation right (SAR), if any, will be converted into an option (together with an SAR, if applicable) to acquire:

     . in the case of an option to purchase ASARCO common stock, the number of shares of Asarco Cyprus common stock equal to the number of shares of ASARCO common stock which could have been obtained upon the exercise of the option immediately prior to the time the mergers become effective, and

     . in the case of an option to purchase Cyprus Amax common stock, the number of shares of Asarco Cyprus common stock equal to the number of shares of Cyprus Amax common stock which could have been obtained upon the exercise of the option immediately prior to the time the mergers become effective multiplied by 0.765.

     In the case of an option to purchase ASARCO common stock, the exercise price per share of Asarco Cyprus common stock will not be adjusted at the time the mergers become effective. In the case of an option to purchase Cyprus Amax common stock, the exercise price per share of Asarco Cyprus common stock will be adjusted to equal the exercise price for such option as in effect immediately prior to the time the mergers


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become effective divided by 0.765.  Asarco Cyprus will assume the obligations of
Cyprus Amax and ASARCO with respect to such options. Asarco Cyprus will assume the obligations of ASARCO and Cyprus Amax under their respective option plans and, except as described above, the terms of such options (and SARs) shall continue to apply in accordance with the terms of the plans and agreements under which they were issued, including any provisions for acceleration.

     Following the completion of the business combination, Asarco Cyprus will reserve for issuance and delivery a sufficient number of shares of Asarco Cyprus common stock upon the exercise of any ASARCO stock options or Cyprus Amax stock options.

     Simultaneously with each of the mergers, each outstanding award (including restricted stock, performance units, share units and performance shares) under any employee incentive or benefit plan or arrangement and non-employee director plan presently maintained by either of us will be converted into a similar instrument of Asarco Cyprus, with appropriate adjustments to preserve the inherent value of the awards with no detrimental effects on the holders. The other terms of each award will continue to apply, including any provisions providing for acceleration. With respect to any restricted stock awards as to which the restrictions will have lapsed on or prior to the time the mergers become effective, shares of such previously restricted stock will be converted in accordance with the conversion provisions applicable to other shares of common stock.

Benefits Matters

     It is the intention of the parties that for a period of one year following the completion of the business combination, Asarco Cyprus will maintain the employee benefit plans of ASARCO and Cyprus Amax generally in accordance with their terms in effect at the completion of the business combination. In addition, following the completion of the business combination, Asarco Cyprus will guarantee the performance of certain existing employment agreements and benefit plans of each of ASARCO and Cyprus Amax.

Asarco Cyprus has also agreed that it will

     . waive any limitations regarding pre-existing conditions and eligibility waiting periods under any welfare or employee benefit plan maintained by ASARCO or Cyprus Amax following the completion of the business combination;

     . provide employees of ASARCO and Cyprus Amax with credit for any co-payments and deductibles paid in the calendar year prior to the completion of the business combination; and

     . generally, treat all service by employees of ASARCO and Cyprus Amax prior to the completion of the business combination its service with Asarco Cyprus under all compensation and benefit plans and policies of ASARCO and Cyprus Amax.
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Indemnification; Directors' and Officers' Insurance

     Asarco Cyprus has agreed that all exculpation and indemnification provisions now existing in favor of the current or former directors or officers of each of Cyprus Amax or ASARCO as provided in their respective charter or by-laws or in ,my agreement will survive the business combination. Asarco Cyprus has agreed that, for six years from the time the business combination becomes effective, it will indemnify such indemnified parties to the same extent as they were entitled while working on behalf of either Cyprus Amax or ASARCO.

     Asarco Cyprus has also agreed that, for three years from the time the business combination becomes effective, it will maintain in effect ASARCO's and Cyprus Amax's current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Asarco Cyprus will not be required to expend in any one year more than 150% of the annual premiums currently paid by ASARCO or Cyprus Amax, as the case may be. If the annual premiums of such insurance coverage exceed the 150% limit, Asarco Cyprus only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Asarco Cyprus is entitled to meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

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          DIRECTORS AND MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

Directors

     The merger agreement provides that, immediately following the completion of the business combination, the Asarco Cyprus Board of Directors will have 16 members divided into three classes with each class serving a staggered three year term (other than two of the initial three classes which will serve one and two years, respectively). Two classes of directors will consist of five directors each and one class of directors will consist of six directors. Eight members will be designated by ASARCO and eight members will be designated by Cyprus Amax. ASARCO and Cyprus Amax will select their designees from the current members of the board of directors of ASARCO and Cyprus Amax, respectively. If an individual selected consents to serve as a director of Asarco Cyprus, he or she will be elected as a director of Asarco Cyprus.

     Messrs. Ward, McAllister, Clevenger and Morano will serve as directors of Asarco Cyprus, and Mr. Ward will serve as Chairman of the Board. ASARCO and Cyprus Amax have not yet selected the other directors who will serve on the Asarco Cyprus Board.

Committees of the Board of Directors

     Under the Asarco Cyprus by-laws, membership on each of the committees of the Asarco Cyprus board initially will consist of an equal number of the directors designated by ASARCO and Cyprus Amax. Committee structure and membership will be determined by the Asarco Cyprus Board of Directors at or shortly after the completion of the business combination.

Compensation of Directors

     Directors who are employees of Asarco Cyprus will not receive any compensation for service on the Asarco Cyprus board. The specific terms of the compensation to be paid to non-employee directors of Asarco Cyprus have not yet been determined.

Management

     The merger agreement provides that from the time the mergers become effective, Mr. Ward, Chairman, President and Chief Executive Officer of Cyprus Amax, and Mr. McAllister, President and Chief Executive Officer of ASARCO, will share responsibility for the management of Asarco Cyprus, as Chairman of the Board and Co-Chief Executive Officer, and President and Co-Chief Executive Officer, respectively. At the next annual meeting of Asarco Cyprus expected to be held in April 2000, Mr. McAllister will become the sole Chief Executive Officer and President of Asarco Cyprus. Following the first annual meeting of Asarco Cyprus expected to be held in April 2000, and until December 31, 2000, Mr. Ward will continue to participate actively in managing the consolidation of the operations of ASARCO and Cyprus, realizing the synergies expected to be derived from the mergers and exploring growth opportunities for Asarco Cyprus. Mr. McAllister wilt become Chairman, President and Chief Executive Officer of Asarco Cyprus following Mr. Ward's retirement on December 31, 2000. In addition, Mr. Clevenger will be Executive Vice President and Chief Operating Officer of Asarco Cyprus, and Mr. Morano will be
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Executive Vice President and Chief Financial Officer of Asarco Cyprus, following the completion of the mergers. Both Messrs. Clevenger and Morano will also be directors of Asarco Cyprus. The remaining key executive officers of Asarco Cyprus will be jointly designated by Messrs. McAllister and Ward, with the advice and consent of the Asarco Cyprus Board of Directors. Any changes to the above arrangements between the effective time of the mergers and the annual meeting of Asarco Cyprus stockholders in 2002 will require the affirmative vote of 75% of the Asarco Cyprus Board of Directors.


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